PIZZA INN REDUCES STAFF AND EXPENSES BY MORE
                     THAN $1 MILLION TO BENEFIT FRANCHISEES



THE COLONY, TEXAS -MAY 24, 2004- PIZZA INN, INC. (NASDAQ:PZZI) announced today a reduction in its headquarters and distribution facility personnel of about 15% as well as several variable expenses. These reductions will total more than $1 million annually and are being passed along to its franchisees through price reductions in several major items sold through the Company's distribution division, Norco Restaurant Services.

Ronnie Parker, Chief Executive Officer of the Company, said, "This was a very difficult decision to reduce any of our personnel because our team has worked very hard for Pizza Inn's and its franchisees' success. However, with the financial pressures of so many of our expenses, including cheese and other commodities, increasing significantly, we must remain focused on and committed to the success of our franchisees through their sales and profitability. We began a number of initiatives more than a year ago to rebuild a healthier Company and chain of franchisees. Our sales trends have improved and these expense savings will help to improve their profitability."

Pizza Inn, Inc. is headquartered in The Colony, Texas, along with its distribution division, Norco Restaurant Services. Pizza Inn franchises over 400 restaurants with annual chainwide sales of approximately $170 million.